

November 14, 2012

Via E-mail
Mr. William J. Lyons
Chief Financial Officer
CONSOL Energy Inc.
CNX Center
1000 Consol Energy Drive
Canonsburg, PA 15317-6506

> **Re:** **CONSOL Energy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 10, 2012**
> **Response dated October 3, 2012**
> **File No. 001-14901**

Dear Mr. Lyons:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements and Supplementary Data

Note 1 – Significant Accounting Policies

Impairment of Long-lived Assets, page 119

1. Please tell us the nature of the geographic distribution of your shallow gas assets. Please clarify for us if the number of wells, production and reserves are relatively evenly distributed between the four operating regions, or if there are certain operating regions that have disproportionate numbers of wells, production volumes or amounts of reserves within the shallow gas strata.

2.   In your response to our prior comment 4 you state that lifting costs are recorded at either the specific well level, allocated by strata, or allocated to individual wells. You further state that gathering costs are maintained at a regional level and then allocated to the strata, and that capital expenditures are recorded on a well-by well basis. You also note that in instances where there are other working interests, joint interest statements are calculated using the allocated revenues and certain cost information that is allocated to the individual leasehold. Based on the foregoing, it appears that you have independent data at a level lower than the strata, or can allocate certain costs to a level lower than the strata. Please tell us whether cash flow data (particularly cash outflows) can be obtained, allocated or grouped at a level lower than each strata. If not, please explain why this data cannot be obtained, allocated or grouped considering your prior response noted above.

3.   We note your response to our prior comment 4 states that rework and abandonment decisions are evaluated on a case-by-case basis and are not analyzed on a well-by-well basis. Please describe to us in greater detail the process through which these decisions are made, including the level at which they are made. For example, please tell us whether your CODM monitors performance of all 14,743 gross producing shallow gas wells or whether these wells are monitored at another level or grouping for decisions about re-work or abandonment, or whether there are other managers who monitor performance at lower levels that make recommendations accordingly. Also, to the extent your CODM evaluates rework or abandonment decisions, please tell us whether those decisions made for the strata as a whole or at a lower level within that strata (e.g. by well, by pad, or by operating region within the shallow gas strata).

4.   In your response to our prior comment 3 you state that aggregation by geography would ignore material differences in operating and capital costs. To clarify, we are not implying that your impairment should be analyzed strictly on a geographical basis. Rather, it appears that within each strata, there are regional groupings (below the entire strata level) of shallow gas wells for which cash flows are independent from cash flows of other regions. Please explain to us why it would not be appropriate to evaluate the shallow gas operations at each geographic area within the shallow gas strata. Please note that FASB ASC 360-10-35-23 requires that assets be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, regardless of the level at which your CODM reviews this data and uses it in their decision making process.

       You may contact James Giugliano at (202) 551-3319, or Brian K. Bhandari at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant